February 28, 2019

Micha Kaufman
Chief Executive Officer
Fiverr International Ltd.
8 Eliezer Kaplan St.
Tel Aviv 6473409, Israel

       Re: Fiverr International Ltd.
           Draft Registration Statement on Form F-1
           Submitted February 1, 2019
           CIK No. 0001762301

Dear Mr. Kaufman:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Summary Consolidated Financial and Other Data, page 10

1. Please revise to present the most directly comparable GAAP measure with equal or greater prominence to your non-GAAP measure of adjusted EBITDA margin. Refer to
       Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the
Non-GAAP
       Compliance and Disclosure Interpretations.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview
Our business model, page 57

2. Please present comparative information for each of the measures provided such as active
 Micha Kaufman
FirstName LastNameMicha Kaufman
Fiverr International Ltd.
Comapany NameFiverr International Ltd.
February 28, 2019
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         buyers, gross merchandise value, and take rate, for all periods presented.
Buyer acquisition strategy, page 59

3. Please revise your disclosures to address the following as it relates to your discussion of time to return on investment:

             How marketing expense applicable to new user acquisitions is determined;
             To the extent that the information used in this calculation is not based on GAAP information, indicate as such and explain how the calculations differ from GAAP;
             Provide comparable information for another cohort period or clarify that the cohort information may not be representative of every year; and Tell us whether management uses this information in managing your business or
             assessing performance.
Key financial and operating metrics, page 61

4. Your definition of active buyers includes buyers who have ordered a Gig in the last 12-
         month period, irrespective of cancellations. Please tell us whether the historical level of cancellations is material and if so, how you determined that presenting a measure of active buyers irrespective of cancellations is an indicator of your ability to attract and engage buyers.
5. You disclose that a key factor in attracting and retaining buyers is your ability to attract and retain high-quality freelancers. For all periods presented, please disclose the number of active sellers who have sold at least one gig or explain why the company does not view this measure to be material to investors.
Results of Operations
Year Ended December 31, 2017
Revenue, page 63

6. We note that your revenue is primarily comprised of transaction fees and service fees.
         Please explain the difference between the two types of fees and specifically describe the nature of the services from which you earn services fees. Also, please quantify the revenue derived from each.
Business
Our market opportunity, page 72

7. You estimate your total market opportunity within the United States to be approximately
         $100 billion based on data of all U.S. businesses in certain categories that have no paid employees and are subject to federal income tax. Please disclose the material assumptions underlying your estimate and explain why you believe that entirety of the income generated by these smaller self-employed businesses constitutes your addressable market.
 Micha Kaufman
FirstName LastNameMicha Kaufman
Fiverr International Ltd.
Comapany NameFiverr International Ltd.
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         Please also explain the basis for your belief that your opportunity outside the United
         States is even larger than our opportunity within the United States given the overall size of global markets outside the United States.
Management
Executive Officers and Directors, page 91

8. Please revise this section to disclose the business experience of your directors and executive officers. Also, you disclose on page 111 that certain of your shareholders had rights to appoint members of your board of directors. Please disclose in this section any arrangement or understanding with major shareholders pursuant to which any person was selected as a director. Refer to Item 4 of Form F-1 and Item 6.A. of Form 20-F.
Consolidated financial statements
Note 2:   Significant accounting policies
l. Revenue, page F-10

9.       Please revise to clarify the following information:

             The judgments you use to determine a transaction is complete; Whether any buyer acceptance of a seller's service is required to complete a
             transaction; and
             Whether buyers are entitled to a refund of any amounts paid, including the prepaid amounts recorded as a user account liability in your balance sheet. If so, please disclose your accounting policy for such refunds.
v. Recently issued accounting pronouncements not yet adopted, page F-13

10. Please clarify when you intend to adopt ASC 606. In this regard, your disclosure indicates that the effective date of the standard is for interim and annual periods beginning after
         December 15, 2018; however ASU 2015-14 requires nonpublic companies to adopt the standard for the annual reporting period beginning after December 15, 2018 and interim periods beginning after December 15, 2019.
Note 6:   User accounts, page F-16

11. Please clarify whether you consider any of your cash or bank deposit balances to be restricted as to withdrawal or use to satisfy the buyers' payments to the sellers or the payment of the sellers' fees upon the completion of a transaction. If so, please present these amounts separately on your balance sheet and revise your footnotes to describe the restrictions on the usage of this cash. Refer to ASC 210-10-45-4(a),
Item 18 of Form 20-F
         and Item 5-02(1) of Regulation S-X.
12. You state that funds collected from buyers are held in escrow until they are released to the seller. To the extent certain funds are restricted to satisfy user account obligations, please
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Fiverr International Ltd.
Comapany NameFiverr International Ltd.
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         clarify whether you have legal ownership over such funds. Also, tell us how you determined that the funds collected, as well as the user account obligations, should be reflected on your balance sheet. Provide the accounting guidance considered to support your conclusions.
Note 10: Shareholders' equity
b. Share based compensation, page F-19

13. Please disclose the fair value of the underlying ordinary shares (or a range of values) for each period presented as this appears to be a significant assumption used in determining the grant date fair value of the awards. Refer to ASC
718-10-50-2(f)(2).
14. Please provide us with a breakdown of all options granted in fiscal 2018 and to date in fiscal 2019, and include the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.
General

15. You state on page 45 of the registration statement that you had users in North Korea.
         Additionally, the Fiverr.com website identifies sellers from Sudan. North Korea and
         Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with North Korea and
         Sudan, including contacts with their governments, whether through subsidiaries, affiliates, partners, customers or other direct or indirect arrangements.
16. Please supplementally provide us with copies of any graphical materials or artwork that you intend to use in your prospectus. Upon review of such materials, we may have comments. For guidance, consider Question 101.02 of our Securities Act Forms
         Compliance and Disclosure Interpretations.
17. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.
 Micha Kaufman
Fiverr International Ltd.
February 28, 2019
Page 5
                                         Sincerely,

FirstName LastNameMicha Kaufman          Division of Corporation Finance
                                         Office of Information Technologies
Comapany NameFiverr International Ltd.
                                         and Services
February 28, 2019 Page 5
cc:       Marc Jaffe
FirstName LastName